UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Notes

Business Update

Mega Matrix Inc. (the “Company”) is providing a business update regarding its Digital Asset Treasury (“DAT”) reserve strategy which has been refined to include other leading stablecoins and their governance tokens, and to focus on a “dual-engine” approach consisting of:

(a) Stable Yield, through holding a basket of stablecoins and deploying them into low-risk decentralized finance (DeFi) strategies to generate recurring income; and

(b) Growth Potential, through allocation to governance tokens of leading stablecoin protocols, aiming to capture long-term upside in the stablecoin sector. A slide presentation entitled “Mega Matrix Inc. DAT Strategy Business Update” is filed herewith as Exhibit 99.1 and incorporated herein by reference. Exhibit 99.1 to this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Successfully implementing this strategy may present organizational and infrastructure challenges, and the Company may not be able to fully implement or realize the intended benefits of its strategy. There can be no assurance that the Company will be successful in implementing its new business strategy. In addition, moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on the Company’s business. The Company may also face an increased amount of competition as we attempt to expand and grow its business, which may negatively impact its results of operations, cash flows and financial condition. The Company intends to provide further updates as material developments occur.

Press Release

On October 1, 2025, the Company issued a press release announcing the business update. A copy of the press release is attached hereto as Exhibit 99.2. Exhibit 99.2 to this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Incorporation by Reference

The section entitled “Business Update” is incorporated by reference in the registration statements on  Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase leading stablecoins and their governance tokens, Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to implement the new DAT reserve strategy, and ability to create value; the regulatory volatility on stablecoins and governance tokens, ability to obtain additional financing in the future to fund capital expenditures and our DAT treasury reserve strategy and ability to create value; ability to obtain effectiveness of the universal shelf registration and raise capital as contemplated; ; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in stablecoins, governance tokens, Bitcoin and/or Ethereum, including governance token’s, Bitcoin’s and Ethereum’s volatility; and risk of implementing a new diversified treasury strategy. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report.

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Slide Presentation Entitled “Mega Matrix Inc. DAT Strategy Business Update”
99.2	Press Release Dated October 1, 2025 Entitled “MPU to Diversify DAT Strategy with Basket of Leading Stablecoins and Governance Tokens”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: October 1, 2025

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